J Sainsbury plc

082-00913

RECEIVED

2010 APR -1 A 11:22

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA



25th March 2010

SUPPL

Dear Sir,

J Sainsbury plc

Please find enclosed a copy of the Fourth Quarter Trading Statement for 11 weeks to 20 March 2010.

Yours sincerely,

Philip Davies
Assistant Company Secretary

J Sainsbury plc

24 March 2010

Fourth Quarter Trading Statement for 11 weeks to 20 March 2010

Continued good progress completes a strong year

Highlights

- **Total sales for fourth quarter up 7.1 per cent (4.4 per cent excluding fuel)[1]**
- **Like-for-like sales for fourth quarter up 4.8 per cent (1.7 per cent excluding fuel)[1]**
- **Over 19 million average weekly customer transactions, up one million year on year[4]**
- **Like-for-like sales for the full year up 3.0 per cent (4.3 per cent excluding fuel)[1][3]**
- **Gross space growth of 6.8 per cent in full year**

Justin King, Chief Executive, said, "We've delivered **another good performance in line with our expectations** on top of strong growth last year. Excluding fuel, total sales were up 4.4 per cent with like-for-like sales up 1.7 per cent and up 8.0 per cent on a two year basis[2]. Fuel price inflation has driven further growth with like-for-like sales including fuel up 4.8 per cent. We are now serving **over 19 million customers** on average per week, **up one million on last year**[4].

This completes a strong year in which we have accelerated our growth strategy and increased total sales excluding fuel by 6.3 per cent[3], with like-for-like sales, excluding fuel up 4.3 per cent[3]. This has been underpinned by our focus on **operational excellence** which has delivered further improvements in **customer service and availability**.

Great food at fair prices is at the core of our offer. We take a **lead on providing healthy, fresh and tasty food** by investing in product quality and developing ranges that really matter to our customers. In the quarter we successfully relaunched **'Freefrom'**[5] and **'Be Good To Yourself'**[6] and were proud to be confirmed as the **world's largest retailer of Fairtrade products** by value.

We also work to promote healthier lifestyles and in February we launched our sixth **Active Kids**[7] scheme and on 21 March 165,000 customers and colleagues took part in the **Sainsbury's Sport Relief Mile**, helping to raise £4.7 million as part of our longstanding relationship with Comic Relief.

Our **unique loyalty offer** which combines **Nectar**, the UK's most popular loyalty scheme, and **coupon at till** technology enables us to deliver a wide range of relevant and targeted offers which our customers really value. Over 90 suppliers are now signed up to the scheme.

Our **complementary non-food** offer continues to perform well and grew at three times the rate of food. The January sale performed well and childrenswear in particular has become a rising star, now seventh in the UK market by volume [8].

We have **accelerated space growth,** bringing over 100 new and extended supermarket and convenience stores to customers, which delivered 6.8 per cent gross new space in the full year with an unprecedented level of activity in March. In the quarter we opened six supermarkets and completed five extensions creating around 1,500 new jobs as a result. We are on track to deliver gross space growth of 15 per cent in the two years to March 2011 creating 13,000 new jobs in the two years as a result.

Our **channels** strategy continues to progress at pace. Our convenience estate delivered a strong underlying performance and we opened a further 24 stores bringing the total opened this year to 51. Online groceries saw sales up over 15 per cent and we continue to see good growth in our new online non-food business.

We continue to **actively manage our valuable property estate**. We completed the sale and leaseback of our 83,000 sq ft store in Hayes which we extended in the last financial year and achieved planning approval on two schemes in our joint venture with Land Securities including a significant mixed use scheme in Wandsworth.

While we expect the consumer environment to remain challenging in 2010, our **universal customer appeal** together with our **accelerated growth of space** for new supermarkets, extensions and convenience stores means we are well placed to make **continued good progress in the new financial year**."

Enquiries:

Investor Relations
Anna Tee
+44 (0)20 7695 7144

Media
Mark Rigby
+44 (0) 20 7695 6417

Notes

1. All sales figures contained in this trading statement are stated including VAT and in accordance with IFRIC 13.
2. Sainsbury's reported like-for-like sales up 6.2 per cent excluding fuel, including VAT for the 11 weeks to 21 March 2009. Therefore like-for-like sales on a two-year basis were up 8.0 per cent for the fourth quarter.
3. Quarter one and first half like-for-like and total sales growth have been Easter-adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2009/10 included a Good Friday trading week and an Easter Sunday trading week.
4. Average weekly customer transactions in the 11 weeks ending 20 March 2010 compared to previous year (11 weeks ending 21 March 2009).
5. Sainsbury's 'Freefrom' offers a range of products for people who have wheat, gluten and dairy intolerances or those choosing to remove these ingredients from their diet. According to Allergy UK 2009, 45% of the population are believed to have food intolerances and six in every 100 children have a diagnosed food allergy.
6. Sainsbury's 'Be Good To Yourself' is a nutritionally balanced healthy eating range that makes it easier for customers to make healthy choices.
7. Active Kids is a scheme where vouchers are collected on spend instore and can be exchanged by schools, nurseries and clubs for a variety of sports and cookery equipment and experiences.
8. Kantar Worldpanel Retail Market Share 24 weeks ending 21 January 2010 (children's clothing by volume, most recent data).
9. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward-looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
10. Consistent with last year, Sainsbury's has set the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The results for the third quarter were for the 13 weeks ending 2 January 2010. The results for the fourth quarter are for the 11 weeks ending 20 March 2010.
11. Sainsbury's also released today its second quarterly Corporate Responsibility update and this is available on www.j-sainsbury.co.uk/news.
12. A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 29 March 2010.
13. Sainsbury's will announce its preliminary results for the 52 weeks ending 20 March 2010 on Thursday 13 May 2010.

Sales results for 2009/10 (adjusted for the timing of Easter*):

	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	3.2	3.2	3.2	6.2	**7.1**	**6.6**	**4.8**
Lfl	2.5	1.3	1.9	3.8	**4.8**	**4.2**	**3.0**
Sales growth excluding fuel (%)							
Total	7.6	6.8	7.1	6.3	**4.4**	**5.4**	**6.3**
Lfl	7.0	4.6	5.7	3.7	**1.7**	**2.8**	**4.3**

Statutory sales growth (including VAT) for 2009/10 year is 5.1 per cent including fuel (6.7 per cent excluding fuel).

14. Store investment programme 2009/10:

2009/10	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Supermarkets					
New	5	19	8	6	**38**
Replacements	-	(1)	(2)	-	**(3)**
Extensions	2	1	5	5	**13**
Convenience					
New	7	12	8	24	**51**
Closed	(5)	(1)	-	-	**(6)**

102 new and extended supermarkets and convenience stores were added in 2009/10 comprising 38 new supermarkets, 51 new convenience and 13 extensions.